

Mail Stop 3720

February 23, 2016

Ho Kang-Wing
Chief Executive Officer
TransAKT Ltd.
Unit 8, 3/F., Wah Yiu Industrial Centre
30-32 Au Pui Wan Street, Fo Tan, N.T. Hong Kong

> **Re: TransAKT Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 16, 2016**
> **File No. 000-50392**

Dear Mr. Ho Kang-Wing:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Yam Chi-Wah
        TransAKT Ltd.